Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

January 5, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Korvin

RE:	Renewable Energy Group, Inc.
Registration Statement on Form S-3 (File No. 333-208759)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Renewable Energy Group, Inc. (the “Company”) hereby requests that the effective date of the above-noted registration statement on Form S-3 (the “Registration Statement”) be accelerated to 3:00 p.m., Eastern Time, on January 7, 2016, or as soon thereafter as may be practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Pillsbury Winthrop Shaw Pittman LLP, by calling Blair White at (415) 983-7480.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff , acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Renewable Energy Group, Inc.

By:	/s/ Chad Stone
Chad Stone
Chief Financial Officer

cc:	Blair White, Pillsbury Winthrop Shaw Pittman LLP

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